AB 3/28

AB 3/7

12011879

SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUTO CLUB FUNDS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 AUTO CLUB DRIVE
(No. and Street)

DEARBORN (City) MI (State) 48126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARGARET A. SCHESKE (313) 336-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

ONE KENNEDY SQUARE, 777 WOODWARD AVE., SUITE 1000, DETROIT, MI 48226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/19

OATH OR AFFIRMATION

I, SALVATORE A. NESTICO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUTO CLUB FUNDS, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CAMILLE I. REID
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Oct 12, 2012
ACTING IN COUNTY OF Wayne
Feb. 13, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition/Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C.

Annual Audited Report

Dated--December 31, 2011

Auto Club Funds, Inc.
(Name of Respondent)

1 Auto Club Drive, Dearborn, Michigan 48126
(Address of principal executive office)

Salvatore A. Nestico
President, Secretary & Treasurer
Auto Club Funds, Inc.
1 Auto Club Drive
Dearborn, Michigan 48126
(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)

Auto Club Funds, Inc.
Financial Statements
Schedules and Supplementary Information

December 31, 2011

Contents

Ernst & Young

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, MI 48226-5495

Tel: +1 313 628 7100
Fax: +1 313 628 7101
www.ey.com

Report of Independent Registered Accounting Firm

Board of Directors and Stockholder
Auto Club Funds, Inc.

We have audited the accompanying statement of financial condition of Auto Club Funds, Inc. (the Company) as of December 31, 2011, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Club Funds, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2012

Auto Club Funds, Inc.
Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	1,186
Securities owned, at fair value		108,893
Accounts receivable and accrued investment income		2,038
Total Assets	$	112,117
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliate	$	14,202
Stockholder's equity		
Common stock, par value $1 per share, 100,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		350,000
Accumulated deficit		(352,085)
Total stockholder's equity		97,915
Total Liabilities and Stockholder's Equity	$	112,117

See accompanying notes.

Auto Club Funds, Inc.
Statement of Loss

Year Ended December 31, 2011

Revenues	
Commissions	$ 45,021
Interest income	13
	45,034
Expenses	
Management fee and investment management expenses to affiliated company	161,164
Other	462
	161,626
Net Loss	$ (116,592)

See accompanying notes.

Auto Club Funds, Inc.
Statement of Cash Flows

Year Ended December 31, 2011

Cash Flows from Operating Activities	
Net loss	$ (116,592)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Securities owned, net	16,612
Accounts receivable and accrued investment income	1,145
Amount due to affiliate	(2,420)
Net Cash Used in Operating Activities	(101,255)
Cash Flows from Financing Activities	
Capital contribution from parent	100,000
Net decrease in cash	(1,255)
Cash at January 1, 2011	2,441
Cash at December 31, 2011	$ 1,186

See accompanying notes.

Auto Club Funds, Inc.
Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2011	$ 100,000	$ 250,000	$ (235,493)	$ 114,507
Capital contribution from parent		100,000		100,000
Net loss			(116,592)	(116,592)
Balance at December 31, 2011	$ 100,000	$ 350,000	$ (352,085)	$ 97,915

See accompanying notes.

Auto Club Funds, Inc.
Notes to Financial Statements

December 31, 2011

Note A--Organization

Auto Club Funds, Inc. (Funds) is registered as a broker-dealer under the Securities Exchange Act of 1934. Funds' transactions as a broker-dealer are limited to the sale of redeemable securities of registered investment companies and variable annuity contracts in the state of Michigan. Funds is subject to regulation, examination and supervision by the Financial Industry Regulatory Authority (FINRA).

Funds is a wholly owned subsidiary of Auto Club Insurance Association (the parent company), a reciprocal insurance exchange.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future, as more information becomes known which could impact the amounts reported and disclosed herein.

Note B--Significant Accounting Policies

Commissions

Commission income is reflected as revenue as the underlying securities transactions occur.

Related Party Transactions

Funds operates under a management services agreement with Auto Club Services, Inc. (ACS), a wholly owned subsidiary of The Auto Club Group (ACG). ACG is affiliated with the parent company. ACS provides management services to Funds, the parent company and other affiliated organizations. ACS receives a management fee equal to the cost of the services it provides, which totaled $161,116 related to Funds for the year ended December 31, 2011.

ACS is also the investment manager for Funds. All assets not designated to an external manager are managed under this agreement. For the services provided, Funds paid an investment management fee of .05% of the prior month's ending market value of the portfolio under management. Under this arrangement, Funds incurred investment management expenses of $48 for the year ended December 31, 2011.

The parent company made a capital contribution of $100,000 during 2011.

(Continued)

Note C--Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques that are consistent with the market, income or cost approach, as specified by the accounting guidance, are used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
>
> Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
>
> - quoted prices for similar assets and liabilities in active markets
> - quoted prices for identical or similar assets or liabilities in markets that are not active
> - observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
> - inputs that are derived principally from or corroborated by observable market data by correlation or other means
>
> Level 3 – Unobservable inputs for the asset or liability, including significant assumptions of the company and other market participants (i.e., supported by little or no market activity).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. At December 31, 2011, Funds owns a Level 2 investment in Northern Institutional Funds Government Portfolio with a fair value of $108,893. The Northern Institutional Funds Government Portfolio invests only in short term, U.S. Government supported or guaranteed fixed income securities, which provides a safe and low risk investment vehicle for Funds. The net asset value of the common trust fund is determined based on the fair market value of the fund's holdings, less the fund's liabilities divided by the number of outstanding units. The units can be exchanged on a daily basis. Funds does not own any Level 1 or 3 assets or liabilities.

(Continued)

Note D--Income Taxes

Funds is included within the parent company's consolidated federal income tax return along with the following affiliated companies: the parent company, Auto Club Group Insurance Company, MemberSelect Insurance Company, Auto Club Property-Casualty Insurance Company, MEEMIC Insurance Company, Auto Club Trust, FSB, and MEEMIC Insurance Services Corporation. Income taxes are computed based on Funds' separate taxable income using the parent company's consolidated tax rate for federal income tax and the statutory tax rate for state income tax. Taxable income differs from book income for items that are treated differently in the tax return and financial statements. Differences relate primarily to the use of operating losses. At December 31, 2011, Funds has net operating loss carryforwards of $438,694, which will begin to expire in 2025. In the consolidated return, Funds' net operating loss is used to offset the parent company's taxable income.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Funds' deferred tax asset at December 31, 2011 are as follows:

Deferred tax assets	
Net operating loss carryforward	$ 153,543
Less: valuation allowance for deferred tax asset	(153,543)
Deferred tax asset, net of valuation allowance	$ -

Funds recorded a valuation allowance of $153,543 at December 31, 2011 to recognize the uncertainty of realizing the net deferred tax assets.

Funds is subject to U.S. federal income tax as well as income tax in the state of Michigan. Tax returns for 2008 and subsequent years for federal purposes and 2007 and subsequent years for state purposes are subject to future examination by tax authorities.

Funds recognizes any interest or penalties on income taxes in other expenses in the statement of loss. Funds incurred no interest or penalties for the year ending December 31, 2011.

A reconciliation of the federal income tax provision as of December 31, 2011 and the amount computed by applying the statutory federal income tax rate to loss before federal income tax benefit is as follows:

Tax benefit at U.S. statutory rate	$ (40,807)
Change in valuation allowance	32,487
State income tax expense, net of federal income taxes	8,320
	$ -

(Continued)

Note E--Net Capital Requirements

Funds is required to maintain the greater of 6-2/3% of aggregate indebtedness or $5,000 as minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934. The minimum net capital requirement at December 31, 2011 is $5,000.

Note F--Subsequent Events

For the past few years, commission revenues from the sale of securities has significantly declined while regulatory oversight has increased making it cost prohibitive for Funds to operate. Therefore, on January 31, 2012 Funds voluntarily filed a Uniform Request For Broker-Dealer Withdrawal (Form BDW) with FINRA and the Securities and Exchange Commission (SEC) indicating its immediate termination of its broker-dealer registration. On February 3, 2012 Funds also notified the Municipal Securities Rulemaking Board of its withdrawal. Broker-dealer operations ceased effective January 31, 2012; however, registration with the SEC and FINRA remains active for 60 days after the Form BDW filing. After the 60 day period Funds will be dissolved and any remaining net assets transferred to its parent.

Funds evaluated subsequent events through February 27, 2012, the date which the financial statements were available to be issued.

Auto Club Funds, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Computation of Net Capital		
Total stockholder's equity from Statement of Financial Condition	$	97,915
Deductions:		
Non-allowable assets		
Commissions receivable (12b-1 fees)		1,903
Net capital before haircut on securities		96,012
Haircut on securities		
Common trust fund		2,178
Net Capital	$	93,834
Total aggregate indebtedness from Statement of Financial Condition	$	14,202
Computation of Basic Net Capital Requirements		
Net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	88,834
Percent of aggregate indebtedness to net capital		15.14%
Percent of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in Funds' corresponding unaudited Form x-17a-5 Part IIA filing as of December 31, 2011.

Auto Club Funds, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Auto Club Funds, Inc.
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Auto Club Funds, Inc.
Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts

December 31, 2011

Funds does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, MI 48226-5495

Tel: +1 313 628 7100
Fax: +1 313 628 7101
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors and Stockholder
Auto Club Funds, Inc.

In planning and performing our audit of the financial statements of Auto Club Funds, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2012